

May 3, 2012

Via E-mail
Quinn P. Fanning
Executive Vice President and Chief Financial Officer
Tidewater Inc.
601 Poydras Street, Suite 1900
New Orleans, LA 70130

>   **Re: Tidewater Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2011**
>   **Filed May 19, 2011**
>   **File No. 001-16311**
>   **Form 10-Q for Quarterly Period Ended December 31, 2011**
>   **Filed February 3, 2012**
>   **File No. 001-16311**
>   **Response dated April 3, 2012**
>   **File No. 001-34284**

Dear Mr. Fanning:

We have reviewed your response letter dated April 3, 2012 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Vessel Class Revenue and Statistics by Segment, page 42

1. Refer to comment 1. Please further revise your intended disclosure to specifically state that vessel utilization includes stacked vessels. Although it is disclosed on page 48 that your definition of in service vessels includes stacked vessels which are included in the calculation of utilization statistics, we believe the additional disclosure noted above in regard to stacked vessels would be useful in readily understanding the statistics in this preceding section of the filing.

Operating Activities, page 54

2. Refer to comment 3. Please further revise your intended disclosure to provide an explanation for the factors that caused changes in operating cash flow. For example no explanation is provided for the decrease in cash collections from customers for the interim periods ended December 31, 2011 and 2010 or for the years ended March 31, 2011 and 2010. In this regard, please clarify in your intended revised disclosure how a decrease in customer billings offsets against lower cash collections from customers in explaining the net decrease in cash between comparable periods when it appears that each contributes to a decrease in cash.

Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Properties and Equipment, page F-9

3. Refer to comment 8. We did not identify in the intended revised disclosure in response to prior comment 6 the discussion in the response to 8 in regard to nonmajor repair costs incurred after the asset's original estimated depreciable life and what these costs consist of. Please revise your disclosure to include this discussion or advise.

Impairment of Long Lived Assets, page F-10

4. Please revise the disclosure in regard to stacked and withdrawn from service vessels to be consistent with your response to prior comment 4 and related revised disclosure. For example, in regard to individual assessment of impairment, the timing of the review, lack of undiscounted cash flows and reliance on a determination of the estimated fair value at the time of the assessment and the factors used in that assessment. It also appears that the disclosure in Note 11 in regard to stacked and withdrawn from service vessels should be similarly revised, as appropriate.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

Note (6) Commitments and Contingencies

Sonatide, page 12

5. Refer to comment 13. We continue to believe that you should give consideration to disclosing the number of vessels (consistent with your response to prior comment 14) deployed in, and the amount of revenue generated in the most recent annual and interim periods reported, as appropriate, from your Angola operations. We believe that it would be

beneficial to readers in determining your relative exposure in this country, as it appears to be material. Please revise or advise.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief